SECURITIES AND EXCHANGE COMMISSION
                                    WASHINGTON, DC 20549

                                        FORM 12b-25

                             Commission File Number: 0-25880


                                NOTIFICATION OF LATE FILING


(Check One):   [ ] Form 10-K   [_] Form 11-K      [_] Form 20-F    [X] Form 10-Q
               [_] Form N-SAR

      For Period Ended: February 28, 2002

      [_] Transition Report on Form 10-K
      [_] Transition Report on Form 20-F
      [_] Transition Report on Form 11-K
      [_] Transition Report on Form 10-Q
      [_] Transition Report on Form N-SAR
            For the Transition Period Ended:N/A

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: N/A





                                           PART I
                                   REGISTRANT INFORMATION


      ILM II LEASE CORPORATION
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Full name of registrant

      N/A
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Former name if applicable

      1750 Tysons Boulevard, Suite 1200
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Address of principal executive office (Street and number)

      Tysons Corner, Virginia 22102
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City, state and zip code

                                     PART II
                             RULE 12b-25(b) AND (c)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

 [X]        (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

 [X]        (b)  The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

  [ ]       (c)  The accountant's statement or other exhibit required by Rule
                 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

State below in reasonable detail why the Form 10-K, 11-K, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

The Quarterly Report on Form 10-Q of ILM II Lease Corporation (the "Registrant") was not completed by April 15, 2002, the last day for a timely filing of such Quarterly Report for the period ended February 28, 2002 because of delays related to the recently completed sale of all of the Registrant's right, title and interest in and to its senior and assisted living facilities and certain other related assets to Five Star Quality Care, Inc., a publicly traded Maryland corporation ("FVE"), pursuant to the terms of the previously reported purchase and sale agreement between the Registrant, ILM II Senior Living, Inc. and FVE. These delays cannot be avoided without unreasonable cost and expense to the Registrant. Additional time is required in order to enable the Registrant to file a complete and accurate report. The Form 10-Q will be filed on or before April 19, 2002, in accordance with Rule 12b-25(b).


                                     PART IV
                                OTHER INFORMATION

      (1) Name and telephone number of person to contact in regard to this notification

          Jeffry R. Dwyer            (888)              257-3550
          ---------------          ----------       -----------------
              (Name)               (Area Code)      (Telephone Number)

      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                   |X| Yes[ ] No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected on the earnings statements to be included in the subject report or portion thereof?

                                                                   |X| Yes[ ] No

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As of August 31, 2001, the Registrant adopted a liquidation basis of accounting. Consequently, it is anticipated that there will be a significant change, as compared to the corresponding period for the last fiscal year, in the presentation of results of operations due to the elimination of depreciation expenses, the adjustment of assets and liabilities of the Registrant to fair value and the accrual of liquidation expenses.


                               ILM II LEASE CORPORATION
                     --------------------------------------------
                     (Name of Registrant as Specified in Charter)

      has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  April 15, 2002                            By: /s/Jeffry R. Dwyer
                                                    ----------------------------
                                                 Name:  Jeffry R. Dwyer
                                                 Title: President